OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Mercury Air Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

589354109

(Cusip Number)

Frederick H. Kopko, Jr., Esq.
20 North Wacker Drive, Suite 2520
Chicago, IL 60606
(312) 332-6405

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589354109

1.	Name of Reporting Person: Frederick H. Kopko, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK/PF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 985,467

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 985,467

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 985,467

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 31.0%

14.	Type of Reporting Person (See Instructions): IN

2 of 8

CUSIP No. 589354109

1.	Name of Reporting Person: Joseph A. Czyzyk		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK/PF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 985,467

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 985,467

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 985,467

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 31.0%

14.	Type of Reporting Person (See Instructions): IN

3 of 8

CUSIP No. 589354109

1.	Name of Reporting Person: CK Partners		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK/WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 985,467

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 985,467

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 985,467

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 31.0%

14.	Type of Reporting Person (See Instructions): PN

4 of 8

AMENDMENT NO. 1 TO
SCHEDULE 13D

Item 1. Security and Issuer.

          This Amendment No. 1 (“Amendment No. 1”) to Statement on Schedule 13D is filed on behalf of the Filing Parties (as defined below) and relates to the shares of common stock, $.01 par value of Mercury Air Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5456 McConnell Avenue, Los Angeles, California 90066. This Amendment amends the Initial Statement on Schedule 13D (the “Initial Statement”) filed on August 7, 2000 by FK Partners, an Illinois general partnership (“FK Partners”), by Philip J. Fagan, Jr., M.D. (“Fagan”), Frederick H. Kopko, Jr. (“Kopko”) and Joseph A. Czyzyk (“Czyzyk”) and by FK Partners and the partners of FK Partners as a group.

Item 2. Identity and Background.

     (a) This statement is filed on behalf of the following three persons, who are collectively referred to as the “Filing Parties” and individually as a “Filing Party”: (i) CK Partners f/k/a CFK Partners f/k/a FK Partners, an Illinois general partnership (“CK Partners”), (ii) the current partners of CK Partners, Kopko and Czyzyk (collectively, the “Partners”), and (iii) CK Partners and the Partners as a group.

     (b) The business address of CK Partners is 5456 McConnell Avenue, Los Angeles, California 90066. Mr. Kopko’s business address is 20 North Wacker Drive, Suite 2520, Chicago, Illinois 60606. Mr. Czyzyk’s business address is 5456 McConnell Avenue, Los Angeles, California 90066.

     (c) CK Partners is an Illinois general partnership that is engaged in the business of (i) enhancing shareholder value of the Issuer; (ii) owning 476,942 shares of common stock (“Partnership Shares”); (iii) holding the Partnership Shares; (iv) holding the following shares and options of the Issuer: 15,125 shares and 98,688 options owned by Kopko (“Kopko Shares”); and 269,712 shares and 125,000 options owned by Czyzyk (“Czyzyk Shares”, and collectively with the Kopko Shares, and the Partnership Shares, the “Shares”); (v) exercising voting power with respect to the Shares; and (vi) disposing of the Shares.

          Frederick H. Kopko, Jr. has been a Director of the Issuer since October 1992. Mr. Kopko has been a partner in the law firm of McBreen & Kopko since January 1990, located at 20 North Wacker Drive, Suite 2520, Chicago, Illinois 60606. Mr. Kopko presently serves on the board of directors of Butler International, Inc. and Sonic Foundry, Inc.

          Joseph A. Czyzyk has been President and a Director of the Issuer since November 1994 and has served as Chief Executive Officer since December 1998. The Issuer is located at 5456 McConnell Avenue, Los Angeles, California 90066.

     (d) CK Partners and the Partners have not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

5 of 8

     (e) CK Partners and the Partners have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) CK Partners is an Illinois general partnership. Each Partner is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

          Pursuant to the Partnership Agreement attached hereto and incorporated by reference herein, CK Partners holds all Shares beneficially owned by the Partners. There has been no change in the information previously reported in Item 3 of the Initial Statement, except that both the Kahn Note (as defined in the Initial Statement) and the Bank Note (as defined in the Initial Statement) have been paid in full.

Item 4. Purpose of Transaction.

          The purpose of this Amendment No. 1 is to report a change in the beneficial ownership of the securities of the Issuer as a result of the restructuring of CK Partners. On July 30, 2004, Fagan withdrew from CK Partners and transferred and conveyed to CK Partners all of his right, title and interest in and to all of the Issuer’s shares held by CK Partners. The purpose of the restructuring was to accommodate the desire of Fagan and, except for Fagan’s resignation as Chairman of the Board of Directors of Issuer, did not include any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D (“Extraordinary Actions”).

          Notwithstanding the foregoing, the Filing Parties are exploring opportunities concerning the securities of the Issuer, including an Extraordinary Action. More particularly, the Filing Parties may review opportunities to engage in the acquisition of the Issuer’s securities or the disposition of the Issuer’s securities. Moreover the Filing Parties may review opportunities to engage in a transaction which may cause the Issuer’s securities to be delisted from the American Stock Exchange.

Item 5. Interest in Securities of the Issuer.

     (a) - (b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

6 of 8

	Aggregate	Number of	Number of
	Number of	Shares: Shared	Shares: Shared	Approximate
Filing Party	Shares (1)	Power to Vote	Power to Dispose	Percentage(2)
CK Partners	985,467	985,467	985,467	31.0%
Joseph A. Czyzyk	985,467	985,467	985,467	31.0%
Frederick H. Kopko, Jr.	985,467	985,467	985,467	31.0%

(1)	Consists of (i) 476,942 shares owned by CK Partners, (ii) 15,125 shares and 98,688 options owned by Kopko but held and voted by CK Partners, and (iii) 269,712 shares and 125,000 options owned by Czyzyk but held and voted by CK Partners.

(2)	Based on 2,954,818 shares of Common Stock, par value $0.01 per share, outstanding as of April 27, 2004, which is based on information reported in the Issuer’s 10-Q for the period ended March 31, 2004.

     None of the Filing Parties has sole power to vote or to direct the vote, or sole power to dispose or to direct the disposition, of any securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

          The Partners have entered into am Amended and Restated Partnership Agreement of CK Partners, dated July 30, 2004 which terms and conditions are described in the Partnership Agreement.

Item 7. Material to be Filed as Exhibits.

          Amended and Restated Partnership Agreement of CK Partners, dated July 30, 2004, by and among Frederick H. Kopko, Jr. and Joseph A. Czyzyk, attached hereto and incorporated by reference herein.

7 of 8

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CK PARTNERS

August 20, 2004	By:	/s/ FREDERICK H. KOPKO, JR.

Date		Frederick H. Kopko, Jr.

August 20, 2004	By:	/s/ JOSEPH A. CZYZYK

Date		Joseph A. Czyzyk

August 20, 2004	/s/ FREDERICK H. KOPKO, JR.
Date	Frederick H. Kopko, Jr.

August 20, 2004	/s/ JOSEPH A. CZYZYK
Date	Joseph A. Czyzyk

8 of 8

AMENDED AND RESTATED

PARTNERSHIP AGREEMENT

dated as of July 30, 2004

of

CK PARTNERS

among

Frederick H. Kopko, Jr.

and

Joseph Czyzyk

JOINT VENTURE AND PARTNERSHIP AGREEMENT

TABLE OF CONTENTS

ARTICLE 1 - DEFINITIONS
1.1	Affiliate
1.2	Bank Loan
1.3	Bank Note
1.4	Business
1.5	Capital Account
1.6	Code
1.7	Company
1.8	Czyzyk Shares
1.9	Event of Default
1.10	Excess Interest Return
1.11	Interest
1.12	Kopko Shares
1.13	Mercury
1.14	Net Income
1.15	Net Loss
1.16	Partner
1.17	Partnership
1.18	Partnership Shares
1.19	Percentage Interest
1.20	Permitted Transferee
1.21	Person
1.22	Shares
1.23	Tax Matters Partner

ARTICLE 2 - CONTINUATION OF PARTNERSHIP
2.1	Formation
2.2	Name
2.3	Purposes
2.4	Term
2.5	Principal Office
2.6	Fiscal Year
2.7	Property Ownership
2.8	Other Activities
2.9	Scope of Partner Authority

ARTICLE 3 - PARTNERSHIP INTERESTS, CAPITAL CONTRIBUTIONS AND DISTRIBUTIONS
3.1	Partnership Interests

-ii-

3.2	Percentage Interests
3.3	Partner and Partnership Holdings
3.4	Additional Capital Contributions to Pay Principal and Interest on the Bank Loan
3.5	Loan of Company Stock and Options
3.6	Distributions
3.7	Additional Contributions and Withdrawals
3.8	Payment of Fees and Expenses

ARTICLE 4 - BOOKS AND RECORDS; REPORTS; ALLOCATIONS; TAXES
4.1	Books
4.2	Reports and Audits
4.3	Preparation of Tax Returns
4.4	Capital Accounts and Allocations
4.5	Tax Matters

ARTICLE 5 - TRANSFERS
5.1	Transfers

ARTICLE 6 - TERM; DISSOLUTION
6.1	Term; Events of Dissolution
6.2	How Election Exercised
6.3	Winding-up
6.4	Liquidation; Payments of Debts; Distributions
6.5	Final Accounting
6.6	Costs and Expenses under Certain Circumstances
6.7	Termination of Agreement

ARTICLE 7 - MANAGEMENT
7.1	Control of Business
7.2	Vote of the Shares
7.3	Duties of Partners Regarding Mercury
7.4	Handling Funds
7.5	Partners’ Salaries
7.6	Actions Inconsistent with Purpose of Partnership
7.7	Power of Attorney

ARTICLE 8 - MATTERS REQUIRING SPECIAL VOTE OF THE PARTNERSHIP
8.1	Approval Required for Certain Actions
8.2	Non-Approval of Certain Extra-Ordinary Transactions

ARTICLE 9 - GENERAL PROVISIONS
9.1	Notices
9.2	Further Assurances

-iii-

9.3	Computation of Time
9.4	Limitation of Authority
9.5	Fees and Expenses
9.6	Amendment
9.7	Waiver
9.8	Specific Performance
9.9	Governing Law
9.10	Remedies
9.11	Severability
9.12	Counterparts
9.13	Further Assurances; Duty of Good Faith
9.14	Binding Effect
9.15	Assignment
9.16	No Third Party Beneficiaries
9.17	Titles and Captions
9.18	Grammatical Conventions
9.19	References
9.20	Incorporation By Reference
9.21	Arbitration
9.22	Waiver of Partition
9.23	Entire Agreement

-iv-

AMENDED AND RESTATED
PARTNERSHIP AGREEMENT

     AMENDED AND RESTATED PARTNERSHIP AGREEMENT dated as of July 30, 2004, by and among Frederick H. Kopko, Jr., (“Kopko”) and Joseph A. Czyzyk (“Czyzyk” and collectively, the “Partners”).

W I T N E S S E T H :

     WHEREAS, on July 30, 2000, the Partners and Philip J. Fagan, Jr., M.D. (“Fagan”) entered into a partnership agreement (the “Partnership Agreement”) pursuant to which the Partners and Fagan formed a general partnership under the Uniform Partnership Act of the State of Illinois, known as FK Partners, and now known as CFK Partners (the “Partnership”); and

     WHEREAS, the Partnership was formed for the purposes of enhancing shareholder value, of Mercury Air Group, Inc. (“Mercury” or the “Company”); and

     WHEREAS, on June 30, 2004, the Partners and Fagan entered into a Seventh Amendment to Partnership Agreement, which effected additional changes to the Partnership Agreement; and

     WHEREAS, Fagan has elected to withdraw from the Partnership; and

     WHEREAS, the remaining Partners have elected to amend and restate the Partnership Agreement, and to rename the Partnership under the name “CK Partners”; and

     NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

     1.1 “Affiliate” of a person means any other person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such person.

     1.2 “Bank Loan” shall mean any loan by a Third Party to the Partnership which is secured by the Partnership Shares.

     1.3 “Bank Note” shall mean any note representing a Bank Loan.

     1.4 “Business” shall have the meaning set forth in Section 2.3 hereof.

     1.5 “Capital Account” shall have the meaning set forth in Section 4.4 hereof.

     1.6 “Code” shall mean the Internal Revenue Code of 1986, as amended.

     1.7 “Company” shall have the meaning set forth in the Preambles.

     1.8 “Czyzyk Shares” shall have the meaning set forth in Section 2.4 hereof.

     1.9 “Event of Default” shall mean one of the events set forth in Section 6.1(c) hereof.

     1.10 “Excess Interest Return” shall have the meaning set forth in Section 3.6.

     1.11 “Interest” shall have the meaning set forth in Section 3.1 hereof.

     1.12 “Kopko Shares” shall have the meaning set forth in Section 2.3 hereof.

     1.13 “Mercury” shall have the meaning set forth in the Preambles.

     1.14 “Net Income” shall have the meaning set forth in Section 4.4(b) hereof.

     1.15 “Net Loss” shall have the meaning set forth in Section 4.4(b) hereof.

     1.16 “Partner” shall have the meaning set forth in Section 2.1 hereof.

     1.17 “Partnership” shall have the meaning set forth in the Recitals.

     1.18 “Partnership Shares” shall have the meaning set forth in Section 2.3 hereof.

     1.19 “Percentage Interest” shall have the meaning set forth in Section 3.1 hereof.

     1.20 “Permitted Transferee” shall mean (i) the Partnership or any other Partner; (ii) a transferee by intestate succession or testamentary disposition; (iii) the spouse or children, or a trustee for the spouse or children or both, of the transferee; (iv) a revocable trust in which the transferee is trustee or (v) a corporation, 51% or more of the capital and voting stock of which is owned, directly or indirectly, by the transferee.

     1.21 “Person” means any natural person, corporation, joint stock company, partnership, joint venture, association, estate, trust, government of governmental body, agency or instrumentality, or other entity.

     1.22 “Shares” shall have the meaning set forth in Section 2.3 hereof.

     1.23 “Tax Matters Partner” shall mean the “Tax Matters Partner” as defined in Section 6231(a)(7) of the Code.

ARTICLE 2
CONTINUATION OF PARTNERSHIP

     2.1 Formation. Kopko and Czyzyk (each, a “Partner” and collectively, the “Partners”) hereby agree to continue the Partnership under the Uniform Partnership Act of the State of California pursuant to the terms of this Agreement.

     2.2 Name. The name of the Partnership shall be CK Partners.

     2.3 Purposes. Except as otherwise provided herein, the Partnership shall engage in the business (the “Business”) of (i) of enhancing shareholder value of Mercury; (ii) continuing to own 476,942 shares of common stock currently owned by CFK Partners (“Partnership Shares”); (iii) holding the Partnership Shares; (iv) holding the following shares and options of Mercury: 15,125 shares and 98,688 options owned by Kopko (“Kopko Shares”); and 269,712 shares and 125,000 options owned by Czyzyk (“Czyzyk Shares”, and collectively, with the Kopko Shares, and the Partnership Shares, the “Shares”); (v) exercising voting power with respect to the Shares, and (vi) disposing of the Shares, all upon the terms and conditions set forth in this Agreement, provided, however, that the Kopko Shares and Czyzyk Shares shall not be considered as owned by the Partnership and no Partner shall be entitled to an addition to his capital account as a result of his ownership or pledge to the Partnership of such Shares.

     2.4 Term. The Partnership shall continue in existence until January 1, 2040, unless it is terminated earlier as provided in this Agreement.

     2.5 Principal Office. The principal office of the Partnership initially shall be located at 5456 McConnell Avenue, Los Angeles, California 90066, or at such other place as may be selected from time to time by the Partners. The Partnership may maintain such other offices at such other places as the Partners deem advisable.

     2.6 Fiscal Year. The fiscal year and the taxable year of the Partnership for federal income tax purposes shall be the calendar year.

     2.7 Property Ownership. The Shares and all other properties and assets, real or personal, tangible or intangible, owned by the Partnership or acquired by the Partnership through purchase, contribution by a Partner or otherwise shall be held and recorded in the name of the Partnership. The Shares and all such properties and assets shall be deemed to be owned by the Partnership as an entity, and no Partner individually shall have any ownership of the Shares of such other property or assets.

     2.8 Other Activities. Each Partner may engage or participate, or possess any interest, in any other business enterprise, venture or activity of any nature or description, independently or with others, and may receive and enjoy income therefrom; provided, however, that none of the Partners nor their Affiliates shall engage in any competing company, or act as majority shareholder in any competing company, except through the Partnership or through Mercury. None of the Partners shall be required to account to the Partnership or the other Partners with respect to any such income, nor shall the Partnership or the other Partners have, by virtue of this Agreement, any rights or interest in or to such independent enterprise, venture or activity or the income derived therefrom.

     2.9 Scope of Partner Authority. Except as otherwise expressly and specifically provided in this Agreement, none of the Partners shall have any authority to act for, or to assume any obligations or responsibilities on behalf of, the Partnership or of the other Partners.

ARTICLE 3
PARTNERSHIP INTERESTS, CAPITAL CONTRIBUTIONS AND DISTRIBUTIONS

     3.1 Partnership Interests. The interest (an “Interest” or “Interests”) of each Partner in the profits, losses, capital, distributions and any other items of the Partnership shall be allocated in accordance with their relative Percentage Interests in the Partnership. “Percentage Interest” means, with respect to any Partner, the Percentage Interest set forth in Section 3.2 hereof. If an Interest in the Partnership is transferred in accordance with the provisions of this Agreement, the transferee of such Interest shall succeed to the Percentage Interest of the transferor to the extent it relates to the transferred Interest.

     3.2 Percentage Interests. The Percentage Interests of the Partners shall be 50.00% for Kopko and 50.00% for Czyzyk. Each Interest shall be personal property for all purposes. Percentage Interests shall not be adjusted in the event of any capital contributions pursuant to Section 3.4 or for any other reason.

     3.3 Partner and Partnership Holdings. Notwithstanding any provision in the Partnership Agreement, the parties agree as follows: (i) as of the date of this Agreement, each Partner has contributed the following capital: Czyzyk $1,177,023 and Kopko $577,000, which includes a capital contribution by Kopko of $50,000 on June 25, 2004; (ii) as of the date of this Agreement, and prior to taking account of shares acquired from Fagan, the Partnership owns 476,942 shares of Mercury, and is holding 269,712 shares and options to acquire 125,000 shares owned by Czyzyk and 15,125 shares and options to acquire 98,688 shares owned by Kopko; and (iii) each Partner shall has also guaranteed the Bank Loan.

     3.4 Additional Capital Contributions to Pay Principal and Interest on the Bank Loan. In order to pay principal and interest on the Bank Note, the Partners shall contribute to the Partnership the following amounts: First, in each fiscal year Czyzyk shall contribute (i) all discretionary bonuses from Mercury and its subsidiaries and (ii) all salary from Mercury and its Subsidiaries, minus salary from Mercury and its Subsidiaries from the fiscal year ended June 30, 2000; Second, the Partners shall contribute all additional amounts in an inverse proportion to the ratio of existing capital contributions, until capital contributions are equal and; Third, the Partners shall contribute all additional amounts on an equal basis. If any Partner fails to make a capital contribution pursuant to this Section 3.4 (such Partner hereinafter referred to as the “Defaulting Partner”), the other Partner may, at his option, make such contribution, which contribution shall be considered a loan by the Partner who made such loan to the Partnership on terms acceptable to the Partner. The amount by which the Defaulting Partner failed to make a capital contribution shall be considered a loan by the Partnership to the Defaulting Partner, and shall bear interest at the rate of seven percent (7%) per annum.

     3.5 Loan of Company Stock and Options.

     (a) In order to secure the Bank Note, the Partners hereby agree to continue to lend to the Partnership their respective Kopko Shares and Czyzyk Shares.

     (b) the partners hereby agree that their respective Kopko Shares, and Czyzyk Shares (the “Personal Shares”) may continue to be pledged to the Bank as security for the Bank Note.

     (c) In the event that the Bank sells or otherwise disposes of any Shares, then regardless of the specific identification of the Shares that have been sold or disposed of, the Partners shall consider the Shares to have been sold in the following order of priority for purposes of liquidation of the Partnership pursuant to Section 6.4 hereof: First, the Partnership Shares, and Second, the Kopko and Czyzyk Shares, pro-rata, in proportion to the amount of such Shares.

     3.6 Distributions. Unless the Partners otherwise agree in writing, distributions, other than upon dissolution, from the profits and surplus of the Partnership shall be made to each Partner at the discretion of the Partners, provided, however, that if one Partner requests a distribution, and if such Partner reasonably believes that a dividend by Mercury is fair to the shareholders of Mercury, the other Partner shall take all action required to effect a dividend by Mercury to its shareholders, followed by a distribution by the Partnership to the Partners. All distributions shall be made as follows: (A) First, to Czyzyk, a return of $1,000,000 of his capital contribution; (B) Second, to Kopko and Czyzyk, pro-rata, in proportion to all capital contributions that have not been repaid pursuant to the terms hereof, until capital contributions and interest thereon have been repaid in full; (C) Third, to Kopko and Czyzyk $500,000 each per year; and (D) Fourth, to Kopko and Czyzyk, pro-rata in proportion to all Kopko Shares and Czyzyk Shares held by the Partnership, until the value of the Kopko Shares and the Czyzyk Shares have been returned to Kopko and Czyzyk, respectively, valuing such shares at $6.75 per share. All remaining distributions shall be made in proportion to each Partner’s Percentage Interest at the time of the declaration of such distribution. No Partner shall be entitled to any distribution from the profits and surplus of the Partnership, except as may be authorized by the Partnership. Notwithstanding anything herein to the contrary, in the event any Partner breaches any provision of Article VII hereof, then, during the pendancy of such breach, the other Partner shall be entitled to a distribution, prior to any distribution set forth above, in an amount equal to $45,000 per month. All capital contributions made to the Partnership but not disbursed pursuant to this provision shall continue to bear interest at the rate of seven percent (7%) per annum until paid, and shall represent a secured loan from the Partnership to the Partner who was entitled to such distribution.

     3.7 Additional Contributions and Withdrawals. No Partner shall be required to make any contribution to the capital of the Partnership other than as provided in this Article 3. All capital contributions shall be applied in furtherance of the Business of the Partnership. No Partner shall have the right to withdraw from the Partnership or to demand a return of all or any part of its capital contribution during the term of the Partnership. Interest shall accrue at the rate of seven percent (7%) on all loans and capital contributions.

     3.8 Payment of Fees and Expenses. Except as approved by the Partnership or pursuant to any specific written agreement between a Partner (or its Affiliate) and the Partnership, no Partner shall be reimbursed for his overhead or general or administrative expenses attributable to the Partnership, nor shall salaries, fees, commissions or other compensations be paid by the Partnership to any Partner or to any Affiliate of a Partner for services rendered to the Partnership.

     3.9 Indemnification. Notwithstanding any other provision herein or in any other document, Kopko shall not be required to indemnify, repay or reimburse Czyzyk with respect to a promissory note from Czyzyk to the Montecito Bank or any renewal or extension thereof.

ARTICLE 4
BOOKS AND RECORDS; REPORTS; ALLOCATIONS; TAXES

     4.1 Books. The Partnership shall maintain complete and accurate books of account of the Partnership’s affairs at the Partnership’s principal office, including a list of the names and addresses of the Partners and the Percentage Interest of each Partner. The books of account for the Partnership shall be maintained in a manner that provides sufficient assurance that:

     (a) transactions of the Partnership are executed in accordance with the general or specific authorization of the officers of the Partnership consistent with the provisions of this Agreement;

     (b) transactions of the Partnership are recorded in such form and manner as will (i) permit preparation of federal, state, local and foreign income tax returns and information returns of the Partnership in accordance with this Agreement and as required by law, (ii) permit preparation of the Partnership’s financial statements in accordance with generally accepted accounting principles in the United States, and (iii) maintain accountability for Partnership’s assets; and

     (c) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference.

Each Partner, by or through its duly authorized employees, agents, accountants or attorneys, may, at its own expense, audit, examine and make copies of or extracts from the Partnership’s books and records at reasonable times for any purpose reasonably related to the Partner’s interest in the Partnership, so long as the same does not interfere in any material respect with the operation of the Partnership.

     4.2 Reports and Audits. The books of account shall be closed promptly after the end of each fiscal year. Within ninety (90) days thereafter, a written report shall be delivered to each Partner, which written report shall contain such statements with respect to the status of the Partnership’s operations and transactions by the Partnership as are material to the Partnership and as are considered necessary by the President to advise each Partner properly about his investment in the Partnership.

     4.3 Preparation of Tax Returns. The appropriate officers of the Partnership shall cause federal, state, local and foreign income tax returns of the Partnership to be prepared. As promptly as practicable after the end of each fiscal year, the appropriate officers of the Partnership shall cause to be prepared and delivered to each Partner a statement of such Partner’s share of the Partnership’s taxable income or loss for the preceding fiscal year and all other information necessary in preparing such Partner’s federal, state, local and foreign income tax returns with respect to the Partnership.

     4.4 Capital Accounts and Allocations. (a) A separate capital account (a “Capital Account”) shall be maintained on the Partnership’s books for each Partner. In the event any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

     (b) Definitions. Unless the context requires otherwise, the following terms have the meanings specified in this Section 4.4(b):

     (1) Book Value: The Book Value with respect to any asset shall be the asset’s adjusted basis for federal income tax purposes, except as follows:

     (i) The initial Book Value of any asset contributed by a Partner to the Partnership shall be the Fair Market Value of such asset at the time of contribution, as determined by the contributing Partner and the Partnership.

     (ii) The Book Value of all Partnership assets shall be revalued to equal their respective Fair Market Values and the resulting unrecognized gain or loss allocated to the Capital Accounts of the Partners in accordance with their relative Percentage Interests (as determined immediately before such revaluation) as of the following times:

     (A) the acquisition of an additional Interest by any new or existing Partner in exchange for a capital contribution; (B) the distribution by the

Partnership to a Partner of a non-cash asset, unless all Partners receive simultaneous distributions of either undivided interests in the distributed property or identical Partnership assets in proportion to their Percentage Interests; (C) the date the Partnership is liquidated within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g); and (D) the termination of the Partnership pursuant to the provisions of this Agreement.

     (iii) The Book Value of Partnership assets shall be increased or decreased to the extent required under Treasury Regulation Section 1.704-1(b)(2)(iv)(m) in the event that the adjusted tax basis of Partnership assets are adjusted pursuant to Sections 732, 734 or 743 of the Code.

     (iv) The Book Value of Partnership assets shall be adjusted by the depreciation, amortization or other cost recovery deductions, if any, taken into account by the Partnership with respect to such asset in computing Net Income or Net Loss.

     (2) Capital Account: Unless otherwise agreed by the Partners, the Capital Account of a Partner shall be increased by:

     (i) the Fair Market Value of assets contributed to the Partnership (determined as of the date of contribution) by such Partner;

     (ii) the amount of money contributed to the Partnership by such Partner;

     (iii) such Partner’s share of Net Income (or items thereof) allocated to its Capital Account pursuant to this Agreement;

     (iv) Partnership liabilities assumed by such Partner or which are secured by any Partnership property distributed to such Partner; and

     (v) any other amounts required by Treasury Regulation Section 1.704-1(b).

and, unless otherwise agreed by the Partners, shall be decreased by:

     (i) the amount of money and the Fair Market Value of any Partnership property distributed by the Partnership (determined as of the date of distribution) to such Partner pursuant to the provisions of this Agreement;

     (ii) such Partner’s share of Net Loss (or items thereof) allocated to its Capital Account pursuant to this Agreement; and

     (iii) any other amounts required by Treasury Regulation Section 1.704-1(b).

     (3) Net Income and Net Loss: “Net Income” and “Net Loss” shall mean the taxable income or loss of the Partnership for any relevant period computed in accordance with federal income tax principles, as adjusted pursuant to the following provisions:

     (i) including as income any income that is exempt from federal income tax and not otherwise taken into account in computing Net Income or Net Loss pursuant to this Section 4.4;

     (ii) including as a deduction any non-capital expenditures described in Section 705(a)(2)(B) of the Code and not otherwise taken into account in computing Net Income or Net Loss pursuant to this Section 4.4;

     (iii) including as a deduction when paid or incurred any amounts utilized to organize the Partnership, except that amount for which an election is properly made by the Partnership under Section 709(b) of the Code shall be accounted for as provided therein;

     (iv) including as a deduction any losses incurred by the Partnership in connection with the sale or exchange of property, notwithstanding that such losses may be disallowed to the Partnership for federal income tax purposes under the related party rules of Code Sections 267(a)(1) or 707(b); and

     (v) calculating the gain or loss on disposition of Partnership assets and the depreciation, amortization or other cost recovery deductions, if any, with respect to Partnership assets by reference in their Book Value rather than their adjusted tax basis.

     (c) Allocations.

     (1) As of the end of each fiscal year of the Partnership, the Net Income of the Partnership (and each item thereof) shall be allocated in proportion to distributions of cash. The Net Loss of the Partnership (and each item thereof) shall be allocated to the Partners in accordance with their relative Percentage Interests.

     (2) The allocation of each item of income, gain, loss, deduction or credit earned, realized or available by or to the Partnership, shall be allocated to the Partners for federal income tax purposes as provided in Section 4.4(c)(1) hereof, except as otherwise required by Section 704 of the Code in the reasonable determination of the Tax Matters Partner; provided, however, that (i) income, gain, loss and deduction with respect to property contributed by a Partner to the Partnership shall be shared among the Partners so as to take account of the variation between the tax basis of the property to the Partnership and the Fair Market Value of the property at the time of contribution to the extent and in the manner required by Section 704(c) of the Code and (ii) if the assets of the Partnership shall be revalued to their respective fair market valued in accordance with Section 4.4(b) hereof, allocations of income, gain, loss and deduction for federal income tax purposes shall be made in accordance with the principles of Section 704(c) of the Code between the Partners to take into account the variation between the assets’ adjusted tax basis and their Fair Market Value as of the date of the revaluation in accordance with Treasury Regulations Sections 1.704-1(b)(1)(i) and 1.704-1(b)(4)(iv).

     (3) If there is a change in the Percentage Interest of a Partner during a taxable period of the Partnership, the allocations set forth in this Section 4.4(c) shall be made on the basis of an interim closing of the books of the Partnership as of the close of business on the day immediately preceding the effective date of such change. Allocations shall be made for the portion of any period prior to the change in Percentage Interest in accordance with the Percentage Interest in effect prior to such change and, for the portion of the period beginning on the date such change is effective, in accordance with the Percentage Interest in effect after such change.

     (4) Allocations pursuant to this Section 4.4 are not in any way to be taken into account in computing distributions pursuant to any provisions of this Agreement.

     4.5 Tax Matters. (a) Czyzyk shall be the “Tax Matters Partner” of the Partnership as such term is defined in Section 6231(a)(7) of the Code. The Tax Matters Partner shall cause all federal, state and local tax returns of the Partnership to be prepared for each taxable period for which such returns are required to be filed and shall cause such returns to be timely filed. The Tax Matters Partner shall provide copies of all such returns to all Partners at a reasonable time prior to the time of filing of such returns. The Tax Matters Partner, at the direction of the Partnership, shall determine the accounting methods and conventions under the tax laws of the United States, the several states and other relevant jurisdictions as to the treatment of income, gain, loss, deduction and credit of the Partnership or any other method or procedure related to the preparation of such tax returns. The Tax Matters Partner, at the direction of the Partnership, may cause the Partnership to make or refrain from making any and all elections permitted by such tax laws (including, without limitation, an election under Section 754 of the Code).

     (b) Each Partner agrees that it shall not:

     (i) treat, on its individual income tax returns, any item of income, gain, loss, deduction, or credit relating to its interest in the Partnership in a manner inconsistent with the treatment of such item by the Partnership as reflected on the Form K-1 or other information statement furnished by the Partnership to such Partner for use in preparing its income tax returns; or

     (ii) file any claim for refund relating to any such item based on, or which would result in, such inconsistent treatment.

     (c) In the event of an income tax audit of any tax return of the Partnership, the filing of any amended return or claim for refund in connection with any item of income, gain, loss, deduction or credit reflected on any tax return of the Partnership, or any administrative or judicial proceedings arising out of or in connection with any such audit, amended return, claim for refund or denial of such claim:

     (i) the Tax Matters Partner shall be authorized to act for, and its decision shall be final and binding upon, the Partnership and all Partners and

     (ii) no other Partner shall have the right to

     (A) participate in the audit of any Partnership tax return,

     (B) file any amended return or claim for refund in connection with any item of income, gain, loss, deduction, cost recovery deduction, depreciation or credit reflected on any tax return of the Partnership,

     (C) participate in any administrative or judicial proceedings arising out or in connection with any such audit, amended return, claim for refund or denial of such claim,

     (D) appeal, challenge or otherwise protest any adverse findings in any such audit or with respect to any such amended return or claim for refund in any such administrative or judicial proceedings;

provided, however, that the Tax Matters Partner shall (i) provide reasonable notice to all Partners concerning its intended actions and decisions in its capacity as Tax Matters Partner (ii) provide the Partners with any information reasonably requested by them relating to such actions or decisions and (iii) the Partners shall have the right to consult with the Tax Matters Partner as to such matters and approve such matters, provided that such approval shall not be unreasonably withheld by any Partner.

     (d) Prompt notice shall be given to the Partners upon receipt of advice that the Internal Revenue Service or similar state or local authority intends to examine Partnership income or other tax returns for any year.

     (e) The Partners intend that the Partnership shall be treated as a “partnership” for federal, state, local and foreign income tax purposes and agree to take all reasonable actions, including the amendment of this Agreement and the execution of other documents, as may be reasonably required to qualify for and receive such treatment as a “partnership” for such income tax purposes.

     (f) Each Partner agrees to indemnify and hold harmless the Partnership and all other Partners from and against any and all liabilities, obligations, damages, deficiencies and expenses resulting from any breach or violation by such Partner of the provisions of this Section 435 and from all actions, suits, proceedings, demands, assessments, judgments, costs and expenses, including reasonable attorneys’ fees and disbursements, incident to any such breach or violation.

ARTICLE 5
TRANSFERS

     5.1 Transfers. None of the Partners may sell, assign, or otherwise transfer or mortgage, hypothecate, or otherwise dispose of or encumber or permit or suffer any encumbrance of all or any part of its Interest unless approved by the other Partners in writing; provided, however, that notwithstanding the foregoing, each Partner may transfer or sell all, but not less than all, of its Interest to a Permitted Transferee. No such transfer shall constitute the transferee a partner or entitle the transferee to any of the rights of a partner, other than the right to receive as much of the transferor’s share of partnership distribution as is transferred to the transferee. Such a transfer shall not terminate any of the transferor’s obligations.

ARTICLE 6
TERM; DISSOLUTION

     6.1 Term; Events of Dissolution. Unless otherwise agreed by all Partners in writing, the Partnership will be dissolved, and, except as otherwise provided herein, its business and affairs thereafter will be wound up and terminated, upon the occurrence of any of the following events:

     (a) Upon the written agreement of both Partners;

     (b) On January 1, 2040;

     (c) At the death of either Partner;

     6.2 How Election Exercised. A Partner electing to dissolve the Partnership pursuant to Section 6.1(d) shall give notice of such election to the other Partner in writing and a copy thereof shall be sent to the Partnership.

     6.3 Winding-up. From the date of dissolution, the Partners shall promptly proceed to wind-up and liquidate the affairs and assets of the Partnership.

     6.4 Liquidation; Payments of Debts; Distributions. (a) In winding-up the affairs of the Partnership, the assets of the Partnership shall be liquidated and the proceeds applied in the following order:

     (i) to payment of the expenses of the liquidation;

     (ii) to payment (or other adequate provision for the satisfaction) of the debts and liabilities of the Partnership, including those owed to any of the Partners for goods, services, advances, loans or otherwise (but not for return of any contribution by the Partners or any interest thereof);

     (iii) to the payment of any loans and capital contributions made by any Partner to the Partnership;

     (iv) to divide the surplus, if any, between the Partners in accordance with each Partner’s Percentage Interest, provided that any distribution in-kind shall be considered for the purposes of such distribution to have been a disposition of such assets by the Partnership at the Fair Market Value thereof and a distribution of such proceeds to the Partner receiving such assets.

     (b) The liquidation of the assets and discharge of liabilities shall occur in an orderly manner so as to enable the Partners to reasonably maximize the proceeds therefrom. In the event of such liquidation, each Partner shall promptly pay to the Partnership any amounts owned to the Partnership, whether or not then due and payable, together with its proportionate share of all contributions required by law to be paid by the Partners for the payment, or other provision for the satisfaction, of the debts and liabilities of the Partnership.

     (c) Upon liquidation of the assets of the Partnership, the Czyzyk Shares shall be returned to Czyzyk and the Kopko Shares shall be returned to Kopko (after, in each instance, taking account of the provisions set forth in paragraph 3.5(c) hereof and to the extent distributions have not been made with respect to such shares pursuant to Section 3.6 hereof), to the extent not liquidated to pay debts of the Partnership.

     (d) The Partners who are liquidating the assets of the Partnership shall act in the best interests of the Partnership, as determined by such Partners.

     6.5 Final Accounting. If the Partnership is liquidated, each Partner shall be furnished with a statement certified by the independent public accountants of the Partnership, which shall set forth the assets and liabilities of the Partnership and the Interest of each of the Partners as of the date of the complete liquidation, taking into account distributions and payments as provided in Section 6.4 hereof, the allocation of all gain or loss realized by the Partnership on the liquidation of property and assets of the Partnership, the allocation of any tax attributes, and any other matter not inconsistent with this Agreement deemed appropriate by such accountants.

     6.6 Costs and Expenses Under Certain Circumstances. In the event of a dissolution or termination of the Partnership resulting from a breach by any Partner of the provisions of this Agreement, the breaching Partner shall indemnify and hold harmless the other Partners from and against any and all costs and out-of-pocket expenses (including reasonable attorneys’ fees) reasonably incurred by the other Partner as a result of such dissolution.

     6.7 Termination of Agreement. All of the provisions of this Agreement shall remain in full force and effect until the dissolution, winding-up, liquidation and termination of the Partnership.

ARTICLE 7
MANAGEMENT

     7.1 Control of Business. Each Partner shall participate in the control, management, and direction of the Partnership’s business. In exercising this control, management and direction, each Partner shall have one vote.

     7.2 Vote of the Shares.

     At all times while this Agreement is in effect:

     (a) In the election of members of the Board of Directors of the Company, each Partner agrees that the Shares shall be voted: (i) for Czyzyk and Kopko, (ii) for re-election of the existing members of the Board, or, (iii) if an existing member dies, resigns, is not re-elected, or is not re-nominated, as designated by Czyzyk and Kopko, collectively. Neither Partner shall take any action, directly or indirectly, to change the size of the Board, without the consent of the other Partner.

     (b) In all other matters with respect to the Company, each Partner agrees that the Shares shall be voted as directed by both Partners.

     7.3 Duties of Partners Regarding Mercury. Each Partner agrees to take all action necessary in order that (a) Czyzyk shall become and remain Chairman of the Board and remain Chief Executive Officer of Mercury; and (b) McBreen & Kopko shall continue to serve as general counsel of Mercury, consistent with past practices. Neither Partner shall, directly or indirectly, take any action inconsistent with the above.

     7.4 Handling Funds. All partnership funds shall be deposited in the Partnership’s name and shall be subject to withdrawal only on the signatures of either Partner.

     7.5 Partners’ Salaries. No Partner shall be entitled to any salary from the Partnership.

     7.6 Actions Inconsistent with Purpose of Partnership. Neither Partner shall, either individually or on behalf of the Partnership, take any action inconsistent with the purpose of the Partnership.

     7.7 Power of Attorney. Kopko shall execute a power of attorney in the form attached appointing Czyzyk with full power and authority to execute documents on behalf of the Partnership to carry out the purposes of this Agreement, and Czyzyk shall execute a power of attorney appointing Kopko with full power and authority to execute documents on behalf of the Partnership to carry out the purposes of this Agreement.

ARTICLE 8
MATTERS REQUIRING SPECIAL VOTE OF THE PARTNERSHIP

     8.1 Approval Required for Certain Actions. Notwithstanding any other provision of this Agreement, without the approval of all partners, neither the Partnership nor any Partner, officer, employee or agent thereof, acting for or on behalf of the Partnership, may, directly or indirectly, take any of the following actions:

     (a) Except as set forth in Section 3.4, require any Partner to make any capital contribution or investment in the Partnership.

     (b) Enter into any agreement or have any discussions with any third party concerning (i) any Partnership matter or (ii) any transaction involving capital stock of Mercury, whether owned by the Partnership, the Partners, or otherwise.

     (c) Sell, lease or otherwise dispose of any of the Shares, or all or a substantial portion of the other assets of the Partnership; or enter into any merger, business combination, partnership or joint venture agreement; or, except for the Company, acquire a substantial equity interest in any other person; or acquire or lease all or a substantial part of any other person’s assets or business.

     (d) Except as security for the Bank Loan, pledge, mortgage, hypothecate or otherwise encumber all or a substantial portion of the Shares, or any of the other Partnership’s assets, tangible or intangible, and whether as security for loans or otherwise.

     (e) File on behalf of the Partnership a voluntary petition or an application under the laws of the United States of America or any state thereof seeking relief of debtors, reorganization, liquidation or dissolution.

     (g) Amend this Agreement.

     (g) Admit additional partners to the Partnership.

     (h) Change the purpose for which the Partnership was formed or change the Business of the Partnership in any material respect.

     (i) Enter into any agreement, arrangement or understanding or engage in any transaction with any Partner or any Affiliate of any Partner.

     (j) Except to the extent permitted by Article 6 hereof, dissolve, terminate, liquidate or wind-up the affairs of the Partnership.

     8.2 Non-Approval of Certain Extra-Ordinary Transactions. Unless both Partners unanimously agree otherwise, each Partner shall vote against any transaction dealing with the merger, consolidation or transfer, directly or indirectly, of any capital stock of or any other interest in Mercury or its subsidiaries or any of their assets.

ARTICLE 9
GENERAL PROVISIONS

     9.1 Notices. Any notice or demand required or permitted to be given to made to or upon any party hereto pursuant to any of the provisions of this Agreement shall be deemed to have been duly given or made for all purposes if (i) in writing and delivered by hand against receipt, or sent by certified or registered mail, postage prepaid or return receipt requested or (ii) sent by telegram, telecopy, telex or other electronic means and followed by a copy delivered or sent in the manner provided in clause (i) above or by overnight courier service, to such party and their respective counsel in connection with amending and restating this agreement at the following addresses:

(a)	If to Kopko:	Frederick H. Kopko, Jr.
20 North Wacker Drive, Suite 2520
Chicago, Illinois 60606

	With a copy to:	James R. Stern
20 North Wacker Drive, Suite 2520
Chicago, Illinois 60606

(b)	If to Czyzyk:	Joseph A. Czyzyk
5456 McConnell Avenue
Los Angeles, California 90066

	With a copy to:	Wayne Lovett
5456 McConnell Avenue
Los Angeles, California 90066

or such other address as any party hereto may at any time, or from time to time, direct by notice given to the other parties in accordance with this Section 9.1. The date of giving or making of any such notice or demand shall be the earlier of the date of acknowledged receipt, or, if receipt is not acknowledged, five (5) business days after such notice or demand is sent, of, if sent in accordance with clause (ii), the business day next following the day such notice or demand is actually transmitted.

     9.2 Further Assurances. All Partners agree to take all steps necessary to implement the provisions of this Agreement.

     9.3 Computation of Time. Any interval or period of time defined in terms of a specified number of days preceding or succeeding a particular even shall be determined without including in such interval or period the date on which such event occurs; and the number of days in any interval or period defined as that between two fixed or determinable dates shall not include the date on which such interval or period commences, but shall include the date on which such interval or period terminates.

     9.4 Limitation of Authority. Except to the extent and in the manner provided herein, this Agreement is not intended, and shall not be deemed, to create any partnership, joint venture or joint enterprise or association among the parties hereto, or to authorize or to empower any party hereto to act on behalf of, obligate or bind any other party hereto.

     9.5 Fees and Expenses. Each of the parties hereto shall bear such fees and expenses as may be incurred by it in connection with the negotiation and preparation of this Agreement.

     9.6 Amendment. Except as otherwise provided herein, no amendment of this Agreement shall be valid or effective, unless in writing and signed by or on behalf of the parties hereto. In the event of a breach by one party to this Agreement, the other party shall be entitled to reimbursement of his legal fees incurred in connection with the breach.

     9.7 Waiver. No course of dealing or omission or delay on the part of any party hereto in asserting or exercising any right hereunder shall constitute or operate as a waiver of any such right. No waiver of any provision hereof shall be effective, unless in writing and signed by or on behalf of the party to be charged therewith. No waiver shall be deemed a continuing waiver or waiver in respect of any other or subsequent breach or default, unless expressly so stated in writing.

     9.8 Specific Performance. Each of the Partners acknowledges and agrees that the other Partner would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Partners agrees that, without posting bond or other undertaking, the other Partner shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any claim, action, cause of action or suit (whether in contract or tort or otherwise), litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, arbitration, investigation, hearing, charge, complaint, demand, notice to proceeding to, from, by or before any governmental authority (an “Action”) instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity. Each Partner further agrees that, in the event of any action for specific performance in respect of such breach, it shall not assert the defense that a remedy at law would be adequate.

     9.9 Governing Law. This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws of the State of Illinois, without giving effect to the principles, policies or provisions relating to choice or conflict of laws. To the extent the provisions of this Agreement are inconsistent with the Uniform Partnership Act of the State of Illinois, the provisions of this Agreement shall apply.

     9.10 Remedies. The parties hereto acknowledge and agree that, in the event of an actual or prospective breach or default by any party hereto, the other parties may not have an adequate remedy at law. Accordingly, in the event of any such actual or prospective breach or default by any party, the other parties shall be entitled to such equitable relief, including remedies in the nature of injunction and specific performance, as may be available to restrain any person from causing or participating in any such actual or prospective breach or default. All remedies hereunder are cumulative and not exclusive, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for such actual or prospective breach or default, including the recovery of damages.

     9.11 Severability. The parties hereto intend that each provision hereof constitute a separate agreement between them. Accordingly, the provisions hereof are severable and in the event that any provision of this Agreement shall be deemed invalid or unenforceable in any respect by a court of competent jurisdiction, the remaining provisions hereof shall not be affected, but shall, subject to the discretion of such court, remain in full force and effect, and any invalid or unenforceable provision shall be deemed, without further action on the part of the parties hereto, amended and limited to the extent necessary to render the same valid and enforceable.

     9.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and which together shall constitute one and the same instrument.

     9.13 Further Assurances; Duty of Good Faith. Each party hereto covenants and agrees promptly to execute, deliver, file or record such agreements, instruments, certificates and other documents and to do and perform such other and further acts and things as any other party hereto, the Board or an authorized officer of the Partnership may reasonably request or as may otherwise be required by law or be necessary or proper to consummate and perfect the transactions contemplated hereby. Each Partner further covenants and agrees to act in good faith and in a manner it reasonably believes to be in the best interests of the Partnership.

     9.14 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     9.15 Assignment. Without the prior written consent of each other party hereto, and except as otherwise provided herein, no party hereto may sell, assign, transfer, mortgage, hypothecate or otherwise dispose of or encumber or permit or suffer any encumbrance of any right, interest or obligation hereunder, and any purported sale, assignment, transfer, mortgage, hypothecation or other disposal of or encumbrance of any right, interest or obligation hereunder without such consent shall be void and without effect.

     9.16 No Third Party Beneficiaries. Except as set forth in Section 7.2(a), nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies under or by reason of this Agreement except as expressly set forth herein.

     9.17 Titles and Captions. The titles and captions of the Articles and Sections of this Agreement are for convenience of reference only and do not in any way define or interpret the intent of the parties or modify or otherwise affect any of the provisions hereof.

     9.18 Grammatical Conventions. Whenever the context so requires, each pronoun or verb used herein shall be construed in the singular or the plural sense, and each pronoun used herein shall be construed in the masculine, feminine or neuter sense.

     9.19 References. The terms “herein”, “hereto”, “hereof”, “hereby”, and “hereunder” and other terms of similar import, refer to this Agreement as a whole, and not to any Article, Section or other part hereof.

     9.20 Incorporation by Reference. The annexes and schedules hereto constitute an integral part of this Agreement, an the information disclosed, or terms and conditions provided therein are fully incorporated by reference herein.

     9.21 Arbitration. Any dispute between the Partners, including the interpretation or application of any provision of this Agreement shall be submitted to binding arbitration in San Francisco, California in accordance with the rules of the American Arbitration Association.

     9.22 Waiver of Partition. Each Partner hereby irrevocably waives, during the term of the Partnership, any right that it may have to maintain any action for partition with respect to any Partnership property.

     9.23 Entire Agreement. This Agreement embodies the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, commitment or arrangement relating thereto.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, as of the date first above written.

/s/ FREDERICK H. KOPKO, JR.

Frederick H. Kopko, Jr.

/s/ JOSEPH A. CZYZYK

Joseph A. Czyzyk